

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2018

Franz Walt
Chief Executive Officer
Quotient Ltd
B1, Business Park Terre Bonne
Route de Crassier 13
1262 Eysins, Switzerland

> **Re: Quotient Ltd**
> **Registration Statement on Form S-3**
> **Filed August 13, 2018**
> **File No. 333-226800**

Dear Mr. Walt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Per B. Chilstrom